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                                   FORM 8-A
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                              __________________

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                              __________________

                             PARENT HOLDING CORP.
            (Exact name of registrant as specified in its charter)

                  DELAWARE                                 67-1716020
          (State of incorporation                       (I.R.S. Employer
              or organization)                        Identification No.)

             755 CROSSOVER LANE
             MEMPHIS, TENNESSEE                              38117
           (Address of Principal                           (Zip Code)
             Executive Offices)
                              __________________

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class             Name of exchange on which each
     to be so registered               class is to be registered
   -----------------------           -------------------------------
   Common Stock                        Philadelphia Stock Exchange

   Preferred Share Purchase Rights     Philadelphia Stock Exchange


If this Form  relates to the registration of  a class of securities  pursuant to
Section  12(b)  of  the  Exchange  Act  and  is  effective  pursuant to  General
Instruction A.(c), check the following box.    /X/

If this Form relates  to the registration of a class of  securities pursuant to
Section  12(g)  of  the  Exchange  Act and  is  effective  pursuant  to  General
Instruction A.(d), check the following box.    / /

Securities  Act registration statement file  number to which  this form relates:
333-40233

Securities to be registered pursuant to Section 12(g) of the Act:
                                     None

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Item 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          COMMON STOCK

          Incorporated by reference from the Registrant's Registration Statement on Form S-4, filed with the Securities and Exchange Commission on November 14, 1997, File No. 333-40233.

          PREFERRED SHARE PURCHASE RIGHTS

          On December 17, 1997 the Board of Directors of the Registrant adopted a Stockholder Rights Agreement (the "Rights Plan").

          In connection with the Rights Plan, the Board of Directors of the Registrant approved the issuance of one preferred share purchase right (the "Rights") for each share of common stock, par value $.01 per share (the "Common Shares"), of the Registrant issued at or after the effective time (the "Effective Time") the mergers of two wholly-owned subsidiaries of the Registrant with and into Doubletree Corporation and Promus Hotel Corporation (collectively, the "Merger"). Each Right will entitle the registered holder thereof, after the Rights become exercisable and until December 17, 2007 (or the earlier redemption, exchange or termination of the Rights), to purchase from the Registrant one one-hundredth (1/100th) of a share of Series A Junior Participating Preferred Stock (the "Preferred Shares"), at a price of $160.00 per one one-hundredth (1/100th) of a Preferred Share, subject to certain anti-dilution adjustments (the "Purchase Price"). Until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares (an "Acquiring Person") or (ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Shares (the earlier of (i) and (ii) being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate. The Rights will be transferred with and only with the Common Shares until the Distribution Date or earlier redemption or expiration of the Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights will at no time have any voting rights.

          In the event that a Person becomes an Acquiring Person, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter be entitled to purchase one one-hundredth of a share of Preferred Stock for each Right. In the event that, after a person has become an Acquiring Person, the Registrant were acquired in a merger or other business combination

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transaction, the Registrant acquires another entity in a transaction in which all or part of the Common Shares are changed into or exchanged for securities, cash or any other property of the Registrant or any other entity, or more than 50% of the assets or earning power of the Registrant were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the Company surviving in such transaction which at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.

          At any time after a Person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Shares, the Board of Directors may cause the Registrant to exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, for Common Shares at an exchange rate of that number of Common Shares having an aggregate value equal to the Purchase Price per Right (subject to adjustment).

          The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") by the Board of Directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          The Rights will expire on December 17, 2007 (unless earlier redeemed, exchanged or terminated). First Union National Bank is the Rights Agent.

          The Purchase Price payable, and the number of one-hundredths of a Preferred Share or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Registrant for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.
                                       2
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          Any of the provisions of the Rights Agreement dated as of December 17,
1997 between the Registrant and the Rights Agent (the "Rights Agreement") may be amended by the Board of Directors of the Registrant for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Registrant may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holders of the Rights.

          One Right will be distributed to stockholders of the Registrant for each Common Share received by them in connection with the Merger at the Effective Time. As long as the Rights are attached to the Common Shares, the Registrant will issue one Right with each new Common Share issued after the Effective Time so that all such shares will have attached Rights. The Registrant has agreed that, from and after the Distribution Date, the Registrant will reserve 5,000,000 shares of Preferred Stock initially for issuance upon exercise of the Rights.

          The rights are designed to assure that all of the Registrant's stockholders receive fair and equal treatment in the event of any proposed takeover of the Registrant and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of the Registrant without paying all stockholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the Registrant's stock on terms not approved by the Registrant's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors at any time prior to the first date that a Person or group has become an Acquiring Person.

          The Rights Agreement specifying the terms of the Rights is incorporated herein by reference as an exhibit to this Registration Statement. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2.   EXHIBITS

     1. Rights Agreement, dated as of December 17, 1997, between Parent Holding Corp. and First Union National Bank which includes the form of Certificate of Designations of the Series A Junior Participating Preferred Stock of the Registrant as Exhibit A and the form of Right Certificate as Exhibit B.

                                       3

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                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

                              PARENT HOLDING CORP.

Dated:  December 17, 1997     By /s/ Raymond E. Schultz
                                -----------------------------
                                 Raymond E. Schultz
                                 Chief Executive Officer and
                                 Chairman of the Board














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